Exhibit 17.01
                             MEDEX HEALTHCARE
                     5150 Pacific Coast Hwy. Ste. 510
                           Long Beach, CA 90804
                              (562) 498-6767

Board Members; PHCO
Board Members; Medex Healthcare
Long Beach Ca.
April 3, 2003

Dear Board Member;

I am requesting that you immediately elect a new Board member to represent you on the Board of Pacific Healthcare Inc. As you know Medex Healthcare is entitled to one of the three seats allowed. I have considered resigning for some time as I have disagreed strongly with some actions of the PCHO Board, and events that occurred on April 1, 2003 have led me to resign effective April 1, 2003...

On April 1, 2003 I received papers from Adam Cook of the law firm of attorney Poulson who represented Medex Healthcare in the merger with Pacific Healthcare Inc. Those papers led me to request from our CEO Don Balzano a copy of the Form 10-SB/A-1 which is being submitted for approval. I was surprised that I was not asked to review and sign that document. I noted statements and reports of events in this form that have further strengthened my resolve to resign at once. I disagree not only with statements make in this form that are no longer balid but with some of the actions the Board of PHCO has taken over my objections. I am particularly concerned that the dilution of stock that the Board has made over my vigorous objections during the board meetings of PHCO, I could be subject to criticism if I did not resign in protest.

The Board of Pacific Healthcare has ignored the obligations made to Medex Healthcare in the merger agreement. For example, the Board of Pacific Healthcare has chosen to expand the Board in direct violation of said agreement.

On form 10 I note that The Board of PHCO has awarded a huge number of shares to persons who in my opinion have not contributed any material service to PHCO. In fact I do not know who some of these persons are. Specifically what is the " Amafin Trust", and who are " Eurifa Anstalt" and "Auric Stiftung: and what have they performed to enhance shareholder value to be awarded the incredible amount of shares given to them, I doubt that they have ever even visited the offices of Medex Healthcare or spoken to any of our officers. This wanton awarding of stock, in my opinion, will justifiably incur the wrath of shareholders when this action is disclosed and further necessitates my resignation in protest.

At the Board Meeting of PHCO I have been asked repeatedly to remain silent about what has been discussed. In turn, I maintain that silence regarding matters pertaining to all shareholders is not acceptable and have urged the Board to disclose all matters such as the awarding of large amounts of stock to persons for services to be rendered at some future date to a vote of all shareholders. Instead, a vote of the three member Board was held and I was outvoted two to one.

In an attempt to clarify what information could be released to non PHCO shareholders I took the trouble of writing a letter to our corporate attorney asking his guidance in what should or should not be disclosed but have received no reply.(copy of letter enclosed) I have yet another question for attorney Ron Poulton should he choose to respond. My other question is as follows: Tom Kabota and Rudy La Russo have sold some stock at one dollar a share. Ron Poulton, as our attorney, do you believe that Tom Kabota and Rudy LaRusso have a legal obligation to disclose to these shareholders the gross dilution of equity that these shareholders have suffered? Furthermore even though I have strongly objected to the issuance of theses shares, do I have a legal obligation as a former Board Member to disclose those transactions? AS the attorney for PCHO I respectfully request that you respond.

It should also be noted that the firm of Poulton etc. represented not only PHCO but Medex Mealthcare in the merger so it would seem our requests for an accounting of the funds at closing and a copy of the final signed papers is reasonable. Upon review of the audited financial statements we could not find the $ 492,000 called for in the closing of the merger agreement between Medex Healthcare Inc. and PHCO. We identified some $342,000 but some $ 150,000 are not identified. I request that a copy of this letter be filed with the S.E.C. on form 8-K so all shareholders are kept informed.

Sincerely Yours;

Peter G. Alexakis
-----------------------
Peter G. Alexakis, M.D.

Cc; 1 Marvin J. Teitelbaum member board Medex Healthcare

         2 Thomas Roush member board Medex Healthcare

         3 William Rfkin member board Medex Healthcare

           4. Don Balzano CEO Medex Healthcare

     5 Ron Poulton attorney PHCO

     6 Thom Kabota   Board Member PHCO

     7 Rudy LaRusso Board Member PHCO